EXHIBIT 21

The following are the Company’s wholly-owned subsidiaries:

Name under which it
Conducts or
	Jurisdiction of Incorporation	Conducted Business
CareEvolve.com, Inc.	New Jersey	CareEvolve
BRLI No. 2 Acquisition Corp.	New Jersey	GeneDx
BRLI-GENPATH Diagnostics, Inc.	New Jersey	BRLI-GENPATH Diagnostics, Inc.
GENOME DIAGNOSTICS, Ltd.	Canada	GENOME DIAGNOSTICS, Ltd.
The Genetics Center, Inc.	New York	Genetics Center